UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D/A
     Under the Securities Exchange Act of 1934, as amended
                   (Amendment No. 1)


                    ANALYTICAL SURVEYS, INC.
         ---------------------------------------------
                        (Name of Issuer)


                   Common Stock, no par value
         ----------------------------------------------
                 (Title or Class of Securities)


                            032683302
         ---------------------------------------------
                         (CUSIP Number)


                       Larry D. Lieberman
                      GODFREY & KAHN, S.C.
                     780 North Water Street
                  Milwaukee, Wisconsin  53202
                         (414) 273-3500
        ------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        August 13, 1997
        -----------------------------------------------
    (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



          *    The remainder of this cover page shall
          be filled out for a reporting person's
          initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Schedule 13D

     CUSIP No. 032683302             Page 2 of 4 pages

     1    NAME OF REPORTING PERSON

               A. William Huelsman

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  [   ]
               (b)  [X]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

               00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

     7    SOLE VOTING POWER             0

     8    SHARED VOTING POWER           268,800



     9    SOLE DISPOSITIVE POWER        0

     10   SHARED DISPOSITIVE POWER      268,800

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               268,800

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

                         [ ]

                          Schedule 13D

     CUSIP No. 032683302             Page 3 of 4 pages

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN (11)

               4.4%

     14   TYPE OF REPORTING PERSON

               IN

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (e) This amendment to Schedule 13D is being filed to report that Mr. Huelsman (the "Reporting Person") beneficially owns less than 5.0% of the outstanding common stock (the "Common Stock") of Analytical
Surveys, Inc. (the "Company") solely as a result of an increase in the number of shares of Common Stock of the Company that are outstanding. The Reporting Person beneficially owns an aggregate of 268,800 shares of the Company's Common Stock, representing approximately 4.4% of the total number of the issued and outstanding shares of Common Stock (based on information contained in the Company's quarterly report on Form 10-QSB for the period ending June 30, 1997, as filed on August 13,
1997).

                     Schedule 13D
CUSIP NO. 032683302             Page 4 of 4 pages

                       SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 1997          /s/ A. William Huelsman
                         ------------------------
                         A. William Huelsman